FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated April 16, 2007.

Exhibit 1

DRYSHIPS INC. - CONTINUES ITS FLEET  RENEWAL

April 16  2007, Athens Greece.  DryShips, Inc., (NASDAQ:DRYS) a global provider of marine transportation services for drybulk cargoes today announced that it has entered into the following agreements with unaffiliated third parties:

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To purchase a 2001 built, 74,000 dwt Panamax bulk carrier, “M/V Heinrich Oldendorf”,, for $49.0 million, from Oldendorff Carriers GmbH & Co. KG of Germany, scheduled to be delivered in the second quarter of 2007. Upon delivery to DryShips, the vessel will commence a bareboat charter back to the seller for a period between 11 and 13 months at a daily bareboat charter rate of $28,000.

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To purchase a 2001 built, 74,832 dwt Panamax bulk carrier, to be renamed “MV Capitola” upon delivery, for $49.0 million, scheduled to be delivered charter free in the second quarter of 2007.

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To purchase a 2002 built, 74,816 dwt Panamax bulk carrier, to be renamed “MV Bargara” upon delivery, for $49.0 million, scheduled to be delivered charter free in the second quarter of 2007.

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To sell the 1981 built, 75,395 dwt Panamax bulkcarrier, “M/V Mostoles”, for $13.3 million with delivery to the new owners scheduled during the second quarter of 2007. DryShips expects to realize a book gain on this sale of approximately $ 10.3 million.

Upon completion of the recent sale and purchase activity, DryShips will have a fleet of 36 vessels, composed of 5 Capesize, 28 Panamax, 1 Handysize and 2 newbuilding Panamax vessels, with an average age of 8.6 years, compared to the industry average of 12.6 years, and a combined cargo-carrying capacity  of approximately 3.04 million deadweight tons.

Mr. George Economou, Chairman and CEO of DryShips Inc., commented:

“We continue to consistently implement our fleet renewal and expansion strategy and reaffirm our leadership position in the drybulk sector.  During 2007, DryShips has entered into agreements to acquire 7 vessels with an average age of 7.5 years and sell 6 vessels with an average age of 14 years. Our goal is to replace our older vessels with younger and more modern ones with a higher upside potential.  Company’s ultimate objective is to enhance the quality of our earnings thus maximizing long term shareholder value.”

In 2007, DryShips expects to realize total book gains of approximately $103.8 million which is equivalent to $2.93 per common share, from the sale of vessels already announced to date.

About DryShips

DryShips Inc., is an international provider of drybulk carriers.  Headquartered in Athens, Greece, DryShips currently owns and operates a fleet of 33 drybulk carriers comprising 4 Capesize, 24 Panamax, 3 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 2.7 million.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Gregory Zikos
Chief Financial Officer
DryShips Inc.
Tel. 011 30 210 809 0513
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. ,New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: April 16, 2007

By: /s/ George Economou

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George Economou

Chief Executive Officer